October 7, 2005

#950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, B.C V7X 1M4

Tel: (604) 608-2557

Fax: (604) 608-2559

info@cumberlandresources.com

www.cumberlandresources.com

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Cumberland Resources Ltd. (“Cumberland”)

Form 20-F for fiscal year ended December 31, 2004

Filed June 30, 2005

SEC File No. 1-31969

Dear Mr. Schwall:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated September 15, 2005 relating to Cumberland’s Form 20-F for the fiscal year ended December 31, 2004 (the “2004 Form 20-F”) as filed on June 30, 2005 (File No. 1-31969).

Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

Engineering Comments

General

Comment:

1.

Insert a small-scale map showing the location and access to the property.  Note that SEC’s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR.  [...]   Otherwise, provide the map to the staff for review.

Response:

We have enclosed a small-scale map showing the geographic location and access routes to the Meadowbank property (see Exhibit 1 attached).  We will include this map in our future Form 20-F filings on EDGAR.

General Development of the Business of the Company, Page 13

Comment:

2.

Please correct the weighted average grade for the measured and indicated resource estimate found in the fifth paragraph.

Response:

We have reviewed the calculation of the weighted average grade for the measured and indicated resource found on Page 13.  This amount is based on a weighted average of the grade of the measured resource (1,217,000 tonnes at 5.73 g/t) and the indicated resource (22,129,000 tonnes at 4.36 g/t).  The resulting weighted average grade of 4.43 g/t has been rounded to 4.4 g/t in the fifth paragraph of Page 13.  As a result, we submit that no correction is necessary to this amount.

Please note that the grade information in the table of mineral resources on Page 26 has also been rounded to the nearest tenth of a gram.

Comment:

3.

The cutoff grade is a critical component used to evaluate the potential of the mineral properties.  Disclose the operating costs and recovery parameters used to determine the cutoff grade estimate.  Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction.  In establishing the cutoff grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs and reasonable metal prices.

Response:

The Meadowbank Feasibility Study (the “Feasibility Study”) is the subject of an independent technical report, “Meadowbank Gold Project, Nunavut, Technical Report” dated March 31, 2005, that was prepared for the Company by AMEC Americas Ltd. in accordance with Canadian National Instrument 43-101.  In our 2004 Form 20-F we disclosed a mineral resource estimate and a mineral reserve estimate, both of which were contained in the Feasibility Study.  Although this Comment refers to the cutoff grade for the mineral resource estimate (which we have addressed below), based on our phone discussion with Mr. George Schuler, we understand that the Comment also refers to the cutoff grade used to define our mineral reserves.

The following is a summary of the parameters and calculations used to determine the cutoff grades for the open pit mineral reserves outlined in the Feasibility Study:

			Open pit
Parameter	Units		Portage	Goose Island	Vault

Operating Costs:
Processing and G&A Costs	$/t		23.39	23.39	23.39
Incremental Haulage Costs (Note 1)	$/t		0.00	0.00	1.55
Total Operating Costs (ex. Mining Costs)	$/t	A	23.39	23.39	24.94

Revenues:
Gold Price ($USD)	per oz.		400.00	400.00	400.00
$USD/$CDN Exchange Rate			0.75	0.75	0.75
Gold Price ($CDN)	per oz.		533.33	533.33	533.33

	$CDN/g		17.147	17.147	17.147

Recoveries	%		94.1%	96.1%	91.3%

Gold Revenue (Recovered)	$CDN/g		16.135	16.478	15.655

Less: Refining Costs	$CDN/g		(0.049)	(0.049)	(0.049)

Net Gold Revenue	$CDN/g	B	16.086	16.429	15.606

Marginal Economic Cutoff Grade	g/t	A / B	1.45	1.42	1.60

Actual Reserve Cutoff Grade Utilized	g/t		1.5	1.5	1.75

Note 1:  The Incremental Haulage Costs relate only to the Vault pit as this deposit is approximately 7 km. from the proposed mill location, whereas the Goose and Portage pits are next to the mill.

Operating costs in the Feasibility Study also include Mining Costs of $1.30 / tonne.  As noted in the table above, Mining Costs are excluded from Operating Costs for purposes of the calculation of the marginal economic cutoff grade.  However Mining Costs, as well as other factors, were considered in the optimization of the open pits.  Once the optimal shape and size of the open pits are determined, the Mining Costs are considered to be a sunk cost and only the Processing and G&A costs are relevant for determining whether the mined material is ore to be milled or waste material.  For purposes of comparison, had Mining Costs of $1.30 / tonne been included in the above calculations, the resulting marginal economic cutoff grade for Portage, Goose Island and Vault would have been 1.53, 1.50 and 1.68 respectively.

As shown in the above table, the cutoff grades actually utilized in the Feasibility Study to determine proven and probable mineral reserves are slightly higher than the Marginal Economic Cutoff Grades.  This provides a margin of safety for the cutoff grade selected.  Furthermore, the Feasibility Study concluded that the proposed project has a positive net present value and an after-tax internal rate of return of 10.7% over the mine life of 8.3 years.   Therefore, we are satisfied that the cutoff grades used to define Meadowbank’s mining reserves have reasonable prospects for economic extraction.

In addition to the estimate of mining reserves, we have also disclosed a mineral resource estimate in the 2004 Form 20-F.  The cutoff grades used for the Portage and Goose Island resource estimates are the same as those used in the detailed calculation of mining reserves for these deposits.  The cutoff grade used for the Vault resource estimate was actually slightly higher than that used in the mining reserve calculation (2.0 g/t cutoff for the resource estimate vs. 1.75 g/t cutoff for the reserve estimate).  As the cutoff grades used for the Meadowbank mineral resource estimates are the same as, or higher than, the cutoff grades for the mining reserves, we are satisfied that they also have reasonable prospects for economic extraction.

*****

Also in connection with responding to the Staff’s comments, we acknowledge the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•

We trust that you will find the foregoing responsive to the Staff’s comments.  If you have any further questions or comments, please contact me at (604) 608-2557.

CUMBERLAND RESOURCES LTD.

/s/  Michael L. Carroll_______

Michael L. Carroll

Chief Financial Officer and Corporate Secretary

cc:  George K. Schuler

   Exhibit 1

   Location of Meadowbank Project: